Filed pursuant to Rule 424(b)(3)
File No. 333-142206

UNITED STATES GASOLINE FUND, LP

Supplement dated October 30, 2008
to
Prospectus dated May 1, 2008

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of United States Gasoline Fund, LP dated May 1, 2008.

You should carefully consider the “Risk Factors” beginning on page 11 of the Prospectus before you decide to invest.

This supplement replaces the section entitled “Use of Proceeds” on page 8 of the Prospectus.

Use of Proceeds:
The General Partner will apply substantially all of USG’s assets toward trading in Futures Contracts and investing in Treasuries, cash and/or cash equivalents. The General Partner will deposit a portion of USG’s net assets with the futures commission merchant, UBS Securities LLC, or other custodian to be used to meet its current or potential margin or collateral requirements in connection with its investment in Futures Contracts. USG uses only Treasuries, cash and/or cash equivalents to satisfy these requirements. The General Partner expects that all entities that will hold or trade USG’s assets will be based in the United States and will be subject to United States regulations. Approximately 5% to 10% of USG’s assets are normally committed as margin for Futures Contracts. However, from time to time, the percentage of assets committed as margin may be substantially more, or less, than such range. The remaining portion of USG’s assets, of which the General Partner expects to be the vast majority, will be held in Treasuries, cash and/or cash equivalents by its custodian, Brown Brothers Harriman & Co. (“Custodian”) or posted as collateral to support USG’s investments in Gasoline Interests. All interest income earned on these investments is retained for USG’s benefit.

This supplement adds the section entitled “The failure or insolvency of USG’s custodian could result in a substantial loss of USG’s assets” as one of the risk factors of the United States Gasoline Fund, LP on page 22 of the Prospectus.

The failure or insolvency of USG’s custodian could result in a substantial loss of USG’s assets.

As noted above, the vast majority of USG’s assets are held in Treasuries, cash and/or cash equivalents with USG’s custodian. The insolvency of the custodian could result in a complete loss of USG’s assets held by that custodian, which, at any given time, would likely comprise a substantial portion of USG’s total assets.

This supplement replaces the business backgrounds of the following individuals on pages 29-31 of the Prospectus.

Nicholas Gerber has been the President and CEO of the General Partner since June 9, 2005 and a Management Director of the General Partner since May 10, 2005. He maintains his main business office at 1320 Harbor Bay Parkway, Suite 145, Alameda, California 94502. Mr. Gerber has acted as a portfolio manager for the Related Public Funds since April 2006 and USG since June 2008. Mr. Gerber will act as a portfolio manager for US12NG. He is listed with the CFTC as a Principal of the General Partner on November 29, 2005, and registered with the CFTC as an Associated Person of the General Partner on December 1, 2005. Currently, Mr. Gerber manages USG and the Related Public Funds. He will also manage US12NG.

Mr. Gerber has also served as Vice President/Chief Investment Officer of Lyon's Gate Reinsurance Company, Ltd. since June of 2003. Mr. Gerber has an extensive background in securities portfolio management and in developing investment funds that make use of indexing and futures contracts. He is also the founder of Ameristock Corporation, a California-based investment adviser registered under the Investment Advisers Act of 1940, that has been sponsoring and providing portfolio management services to mutual funds since March 1995. Since August 1995, Mr. Gerber has been the portfolio manager of the Ameristock Mutual Fund, Inc. a mutual fund registered under the Investment Company Act of 1940, focused on large cap U.S. equities that currently has approximately $482 million in assets. He has also been a Trustee for the Ameristock ETF Trust since June 2006, and a portfolio manager for the Ameristock/Ryan 1 Year, 2 Year, 5 Year, 10 Year and 20 Year Treasury ETF since June 2007. In these roles, Mr. Gerber has gained extensive experience in evaluating and retaining third-party service providers, including custodians, accountants, transfer agents, and distributors. Mr. Gerber has passed the Series 3 examination for associated persons. He holds an MBA in finance from the University of San Francisco and a BA from Skidmore College. Mr. Gerber is 45 years old.

Howard Mah has been a Management Director of the General Partner since May 10, 2005, Secretary of the General Partner since June 9, 2005, and Chief Financial Officer of the General Partner since May 23, 2006. He has been listed with the CFTC as a Principal of the General Partner since November 29, 2005. Mr. Mah is currently involved in the management of USG and the Related Public Funds and will be involved in the management of US12NG. Mr. Mah also serves as the General Partner's Chief Compliance Officer. He received a Bachelor of Education from the University of Alberta, in 1986 and an MBA from the University of San Francisco in 1988. He has been Secretary and Chief Compliance Officer of the Ameristock ETF Trust since February 2007, Compliance Officer of Ameristock Corporation since January 2001, a tax & finance consultant in private practice since January 1995, Secretary of Ameristock Mutual Fund since June 1995 and Ameristock Focused Value Fund from December 2000 to January 2005, Chief Compliance Officer of Ameristock Mutual Fund since August 2004 and the Co-Portfolio Manager of the Ameristock Focused Value Fund from December 2000 to January 2005. Mr. Mah is 43 years old.

Andrew F. Ngim has been a Management Director of the General Partner since May 10, 2005 and Treasurer of the General Partner since June 9, 2005. He has been listed with the CFTC as a Principal of the General Partner since November 29, 2005. As Treasurer of the General Partner, Mr. Ngim is currently involved in the management of USG and the Related Public Funds and will be involved in the management of US12NG. He received a Bachelor of Arts from the University of California at Berkeley in 1983. Mr. Ngim has been Ameristock Corporation's Managing Director since January 1999 and co-portfolio manager of Ameristock Corporation since January 2000, Trustee of the Ameristock ETF Trust since February 2007, and a portfolio manager for the Ameristock/Ryan 1 Year, 2 Year, 5 Year, 10 Year and 20 Year Treasury ETF since June 2007. Mr. Ngim is 47 years old.

Robert L. Nguyen has been a Management Director of the General Partner since May 10, 2005. He has been listed with the CFTC as a Principal of the General Partner since November 29, 2005 and registered with the CFTC as an Associated Person on November 9, 2007. As a Management Director of the General Partner, Mr. Nguyen is currently involved in the management of USG and the Related Public Funds and will be involved in the management of US12NG. He received a Bachelor of Science from California State University Sacramento in 1981. Mr. Nguyen has been the Managing Principal of Ameristock Corporation since January 2000. Mr. Nguyen is 48 years old.

The following individuals provide significant services to USG but are employed by the entities noted below.

John P. Love has acted as the Portfolio Operations Manager for USG and the Related Public Funds since January 2006 and is expected to be the Portfolio Operations Manager for US12NG. Mr. Love is also employed by the General Partner. He has been listed with the CFTC as a Principal of the General Partner since January 17, 2006. Mr. Love has served as the operations manager of Ameristock Corporation since October 2002, where he is responsible for back office and marketing activities for the Ameristock Mutual Fund and Ameristock Focused Value Fund and for the firm in general. Mr. Love holds a Series 3 license and is registered with the CFTC as an Associated Person of the General Partner as of December 1, 2005. He holds a BFA in cinema-television from the University of Southern California. Mr. Love is 36 years old.

John T. Hyland, CFA acts as a Portfolio Manager and as the Chief Investment Officer for the General Partner. Mr. Hyland is employed by the General Partner. He registered with the CFTC as an Associated Person of the General Partner on December 1, 2005, and has been listed with the CFTC as a Principal of the General Partner since January 17, 2006. Mr. Hyland became the Portfolio Manager for USOF, USNG, US12OF, USG and USHO in April 2006, April 2007, December 2007, February 2008 and March 2008, respectively, and as Chief Investment Officer of the General Partner since January 2008, acts in such capacity on behalf of USG and the Related Public Funds. He is also expected to become the Portfolio Manager for US12NG. As part of his responsibilities for USG and the Related Public Funds, Mr. Hyland handles day-to-day trading, helps set investment policies, and oversees USG and the Related Public Funds' activities with their futures commission brokers, custodian-administrator, and marketing agent. Mr. Hyland has an extensive background in portfolio management and research with both equity and fixed income securities, as well as in the development of new types of complex investment funds. In July 2001, Mr. Hyland founded Towerhouse Capital Management, LLC, a firm that provides portfolio management and new fund development expertise to non-U.S. institutional investors. Mr. Hyland has been, and remains, a Principal and Portfolio Manager for Towerhouse. From July 2001 to January 2002, Mr. Hyland was the Director of Global Property Securities Research for Roulac International, where he worked on the development of a hedge fund focused on global real estate stocks. Mr. Hyland received his Chartered Financial Analyst (“CFA”) designation in 1994. From

1993 until 2003, Mr. Hyland was on the Board of Directors of the Security Analysts of San Francisco (“SASF”), a not-for-profit organization of investment management professionals. He served as the president of the SASF from 2001 – 2002. Mr. Hyland is a member of the CFA Institute (formerly AIMR). He is also a member of the National Association of Petroleum Investment Analysts, a not-for-profit organization of investment professionals focused on the oil industry. He serves as an arbitrator for FINRA as part of their dispute resolution program. He is a graduate of the University of California, Berkeley.